

Mail Stop 6010

June 20, 2008

Mr. Dario Sacomani
Executive Vice President and Chief Financial Officer
Spansion, Inc.
915 DeGuigne Drive
Sunnyvale, California 94088

> **RE: Spansion, Inc.**
> **Form 10-K for the year ended December 30, 2007**
> **Form 10-Q for the quarter ended March 30, 2008**
> **File No. 0-51666**

Dear Mr. Sacomani:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 30, 2007

Contractual Obligations, page 54

1.   We note that you have other long term liabilities on your balance sheet of $23.4 million that are not reflected in your contractual obligations schedule. Please revise future filings to disclose the future payments due under any other long term obligations.   Alternatively you may provide a footnote to this schedule that discloses why it is impractical to estimate the future payments under these agreements. Refer to Item 303(A)(5) of Regulation S-K.

Note 3 – Summary of Significant Accounting Policies, page 74

Revenue Recognition, page 75

2.   We note that certain of your sales to distributors contain rights or return, stock rotation rights and price protection provisions and as a result of these provisions, you defer revenue recognition until the merchandise is resold by the distributors. Please address the following:

- Tell us and revise future filings to explain in greater detail the material terms of the incentives offered to your customers.

- Revise your disclosures here or in MD&A in future filings to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

Note 5 – Related Party Transactions, page 87

JV1/JV2 Transaction and Related Agreements, page 89

3.   We note that you are accounting for the sale of the JV1/JV2 facilities and related agreements in accordance with SFAS 66, because the building was subject to an existing lease of the underlying land. We further note that as a result of your continuing involvement under the Foundry Agreement, you will recognize the gain as a reduction of cost of sales over the term of the Foundry Agreement. Please address the following:

- Clarify whether you or Fujitsu is the lessee for the underlying land subsequent to this transaction.

- Tell us why you concluded that it is appropriate to record the gain as a reduction of cost of sales. Cite any authoritative accounting literature that you relied upon in making this determination.

Form 10-Q for the quarter ended March 30, 2008

Note 3 – Acquisition of Saifun Semiconductors Ltd. (Saifun), page 8

4.   You state here that you did not include the operations of Saifun in your
        consolidated financial statements from March 18, 2008, the date of the
        consummation of the transaction, through March 30, 2008. Please tell us how
        your accounting disclosed here complies with paragraph 48 of SFAS 141.

Note 12 – Fair Value, page 20

5.   We note that you hold $121.9 million of auction rate securities at March 30, 2008.
        Additionally we note that since February 2008 most of these securities have failed
        to trade in auctions. Further, you state that through the use of a discounted cash
        flow analysis, you determined that the fair value is not materially different than
        the par value as of March 30, 2008 and therefore you have not recognized any
        realized or unrealized loss on these auction rate securities. Please address the
        following:

        •   Tell us and revise your disclosures here or in critical accounting policies in
            future filings to disclose the significant assumptions underlying your use of
            the discounted cash flow analysis, including the illiquidity discount factor
            used. Discuss how you determined each of the significant assumptions.

        •   In light of the failed auctions and the fact that there are currently no active
            markets for these student-loan backed auction rate securities, please explain to
            us why you believe there has not been a material decline in the fair value of
            these securities. Discuss how your inclusion of an illiquidity discount factor
            did not result in a decline in the fair value of the securities.

        •   Explain to us why you believe your presentation of auction rate securities as a
            current asset is appropriate. Specifically, explain to us the basis for your
            conclusion that you will be able to sell the securities at par through a
            successful auction, sale to a buyer outside the auction process or redemption
            by the issuers within the next twelve months.

Item 4 – Controls and Procedures, page 34

6.   We note your disclosure that management has concluded that your disclosure
        controls and procedures are effective at the reasonable assurance level "to ensure
        that information required to be disclosed by us in reports that we file or submit
        under the Exchange Act is recorded, processed, summarized and reported within
        the time periods specified in the SEC rules and forms." The language that is
        currently included after the word "effective at the reasonable assurance level" in

your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective at the reasonable assurance level" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief